Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Franklin's Popcorn, Inc.
1930 Village Center Circle #3-4956
Las Vegas, NV 89134
https://popsmith.com

Up to $4,999,998.24 in Common Stock at $2.16
Minimum Target Amount: $19,999.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Franklin's Popcorn, Inc.
Address: 1930 Village Center Circle #3-4956, Las Vegas, NV 89134
State of Incorporation: DE
Date Incorporated: May 21, 2020

Terms:

Equity

Offering Minimum: $19,999.44 | 9,259 shares of Common Stock
Offering Maximum: $4,999,998.24 | 2,314,814 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.16
Minimum Investment Amount (per investor): $349.92

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

<u>Investment Incentives & Bonuses*</u>

Loyalty Bonus: As you have previously invested in Franklin's Popcorn, Inc., you are eligible for 5% additional bonus shares.

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ during the first three weeks after the campaign launch: 5% bonus shares

Early Bird 2: Invest $2,500+ during the first three weeks after the campaign launch: 7% bonus shares

Early Bird 3: Invest $5,000+ during the first three weeks after the campaign launch: 10% bonus shares

<u>Mid-Campaign Perks</u>

Flash Perk 1: Invest $1,500+ between days 35-45 and receive 5% bonus shares

Flash Perk 2: Invest $1,500+ between days 65-75 and receive 5% bonus shares

<u>Amount Based Rewards</u>

Tier 1 Perk: Invest $1,250+ and receive 1x The Popper Starter Set

Tier 2 Perk: Invest $2,500+ and receive 1x The Popper Starter Set + 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 1x The Popper Starter Set + Free popcorn for a year + 7% bonus shares

Tier 4 Perk: Invest $10,000+ and receive 1x The Popper Starter Set + Free popcorn for a year + 20% lifetime discounts on all purchases + 10% bonus

Tier 5 Perk: Invest $25,000+ and receive 1x The Popper Starter Set + Free popcorn for a year + 20% lifetime discounts on all purchases + dinner with founders (airfare/lodging not included) + 15% bonus

<u>The 10% StartEngine Venture Club Bonus</u>

Franklin's Popcorn, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.16/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $216.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Franklins Popcorn, Inc. (dba "PopSmith" or the "Company") is a C-Corp, organized under the laws of the state of Delaware on 5/21/2020, that is elevating the popcorn experience by providing a modern, interactive, and delicious popcorn-popping experience at home.

Popsmith's business model consists of a direct-to-consumer approach, selling unique stovetop poppers and pre-measured popcorn-making kits targeted at popcorn enthusiasts, foodies, and home entertainers. The products are sold across the United States through their e-commerce platform and we aim to establish brick-and-mortar partnerships with stores that emphasize food exploration, kitchen and home design, and quality ingredients.

The Company has applied for a U.S. patent for its innovative stirring mechanism, designed to create perfect popcorn every time. In addition, Popsmith owns the trademarks for its brand.

Competitors and Industry

The global popcorn market is currently estimated at $18.8 billion and is projected to grow, driven by consumer demand for healthier snack options and home entertainment products. Popsmith aims to capture a share of this market by offering a premium, experiential popcorn-making solution.

The Company faces competition from established brands like Orville Redenbacher and Pop Secret, which dominate the traditional popcorn market.

We feel Popsmith differentiates itself with its unique product offerings, including a modern stovetop popper and pre-measured kits, catering to a more premium and interactive home cooking experience. Unlike its competitors, Popsmith focuses on quality, aesthetics, and an engaging user experience, setting it apart in the market.

Current Stage and Roadmap

We believe that we have experienced solid growth since raising $348,000 on Kickstarter in 2023, including notable revenue increases following that campaign. While our historical performance provides context for our business to date, it is not indicative of future results.

Since our initial raise, we have continued to focus on growing our revenues through ongoing sales via our direct-to-consumer website and Amazon sales channel, and we continue to evaluate opportunities to expand into additional distribution channels, including retail locations. Our ability to sustain or accelerate revenue growth remains subject to a variety of factors, including market conditions, consumer demand, competitive dynamics, and our ability to effectively execute our growth strategy.

As we scale our operations, we expect that our operating expenses may fluctuate. Certain costs associated with marketing, distribution, and product development may increase as we pursue growth, while other initial or one-time expenses—such as certain go-to-market costs—may decline over time. However, there can be no assurance that our expenses will decrease or scale proportionally with revenue growth.

We continue to explore opportunities to expand our product offerings, including potential new product lines such as popcorn kernel pouches and shake-on seasonings. We believe that these initiatives, supported by our experienced team, could strengthen our brand presence and support long-term revenue growth. However, the development and launch of new products involves inherent risks, and there is no guarantee that these efforts will result in increased sales or market share.

Over the long term, our objective is to strengthen our market position and increase household adoption of our products across a broader geographic footprint. Our future results will depend on a number of factors, including customer acceptance of our products, our ability to compete effectively, supply chain execution, and broader economic conditions.

The Company is currently negotiating an Asset Purchase Agreement for the sale of its Franklins Popcorn brand and associated assets. The transaction is expected to close within the next several weeks. Franklin's Popcorn contributed approximately $1.2 million in trailing twelve-month revenue. Following the divestiture, the Company will operate solely under its Popsmith brand. Investors should be aware that post-closing revenue will not include Franklin's Popcorn contribution.

*The offering materials contain forward-looking information and projections. Statements concerning the Company's projected financial metrics are speculative and should not be construed as promises of financial performance. Please review the Risk Factors for more information concerning forward-looking information and the risks involved.

The Team

Officers and Directors

Name: Tal Moore

Tal Moore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Sole Director, Principal Accounting Officer
  Dates of Service: May, 2020 - Present
  Responsibilities: Responsible for overall operations of the business. Tal does not currently receive a salary.

Name: Dave Stickland

Dave Stickland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President/Co-Founder
  Dates of Service: May, 2020 - Present
  Responsibilities: Day to day operations, leadership and growth. Oversee hiring, firing, contracts, sales, and marketing. Dave receives an annual salary of $185,000.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be

able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we

do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business,

financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Pending Divestiture of Franklin's Popcorn Brand
The Company is currently negotiating the sale of its Franklins Popcorn brand and associated assets pursuant to an Asset Purchase Agreement expected to close within the next several weeks. Franklins Popcorn contributed approximately $1.2 million in trailing twelve-month revenue. There can be no assurance that the transaction will close on the anticipated timeline or on favorable terms. Following closing, the Company's revenue will be reduced by the contribution previously attributable to Franklins Popcorn. Investors should not assume that historical revenue figures are indicative of future performance following the divestiture.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tal Moore	8,000,000	Common Stock	80.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,314,814 of Common Stock.

Common Stock

The amount of security authorized is 15,100,000 with a total of 12,967,776 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 2,000,000 shares to be issued pursuant to stock options issued under the 2020 Equity Incentive Plan.

The total amount outstanding includes 709,422 shares to be issued pursuant to stock options, reserved but unissued under the Franklin's Popcorn 2023 Equity Incentive Plan.

The total amount outstanding includes 50,251 shares to be issued pursuant to stock options issued under the Franklin's Popcorn 2023 Equity Incentive Plan.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and

most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $1,596,035.00
  Use of proceeds: Opex, marketing, and inventory
  Date: November 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,006,014.69
  Number of Securities Sold: 700,457
  Use of proceeds: Inventory and Marketing
  Date: January 28, 2025
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue: Revenue for fiscal year 2024 was $3,697,835 compared to $5,788,363 in fiscal year 2025. The increase was primarily driven by significant growth in direct-to-consumer and marketplace sales, including through Amazon and Shopify. This growth was partially offset by sales discounts and returns, which increased from $318,765 in 2024 to $569,558 in 2025.

Cost of Sales: Cost of Sales for fiscal year 2024 was $1,918,270 compared to $3,132,946 in fiscal year 2025. The increase reflects higher product demand and inventory purchases to support revenue growth.

Gross Margins: Gross profit for fiscal year 2024 was $1,460,800 compared to $2,085,859 in fiscal year 2025. Gross margin improved slightly year-over-year, from approximately 39.5% to 36.0% of net revenue, reflecting higher volumes partially offset by increased fulfillment and product costs.

Expenses: Total operating expenses for fiscal year 2024 were $1,888,682 compared to $2,549,832 in fiscal year 2025. The increase was driven by higher advertising and marketing spend ($918,200 in 2024 vs. $1,381,929 in 2025), increased payroll expenses ($343,222 vs. $468,463), and higher professional fees ($227,805 vs. $296,066).

Historical results and cash flows:

The Company does not believe historical results and cash flows will be representative of what investors should expect in the future. We anticipate that cash flows in the future will be stronger, with the majority of the Company's fixed pre-launch costs now behind us.

Our goal is to turn an operating profit in 2026. We expect opex to remain relatively consistent with 2025 levels, with a potential increase in revenue. Assuming we can maintain a ratio of approximately 25% ad spend to revenue, we believe we may be able to achieve profitability in 2026.* The challenges we anticipate facing include marketing spend being less efficient than expected, higher media buying expenses, and/or lower than expected demand for the product.

*The offering materials contain forward-looking information and projections. Statements concerning the Company's potential profitability are speculative and should not be construed as promises of financial performance. Please review the Risk Factors for more information concerning forward-looking information and the risks involved.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 31st 2026, the Company had $88,006 in cash on hand, shareholder loans, and a bank LOC.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are not critical but helpful. We have alternative access to capital in the form of personal loans from founders, credit cards, and bank lines of credit.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The crowdfunding funds will make up approximately 50% of total funds available to us.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The funds raised will support our ability to run the company for less than one month if we raise the $15,000 minimum. The current burn rate is approx $28k per month and consists of opex and advertising expenses primarily.

How long will you be able to operate the company if you raise your maximum funding goal?

Assuming a maximum raise, we anticipate being able to run the company for two years at a minimum. Current burn rate is approx $28k per month and consists of opex and advertising expenses primarily. If we raised the maximum funding goal, we would not increase expenses and burn would remain the same at approx $28k per month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have access to additional bank lines of credit and the possibility of future raises.

Indebtedness

- Creditor: Line of Credit
  Amount Owed: $91,563.00
  Interest Rate: 8.5%
  Maturity Date: February 28, 2026
  On August 31, 2022, the Company entered into a line of credit agreement allowing borrowings up to $1,000,000, subsequently amended to increase capacity to $1,300,000. The agreement was further amended on March 4, 2025 to extend the maturity date to February 28, 2026 and reduce the floor rate from 8.50% to 7.50%. The line of credit is unsecured. As of December 31, 2025, the outstanding balance was $91,563. The company is in the process of renewing this LOC as of the launch of this offering.

- Creditor: Tal Moore
  Amount Owed: $2,638,939.00

Interest Rate: 5.0%

Maturity Date: January 01, 2028

Tal Moore, the Company's Chief Executive Officer, has provided financing to the Company in the form of interest-bearing notes payable. The notes bear interest at 5.00% per annum and are payable on demand with no stated maturity date. As of December 31, 2025, the outstanding principal balance was $2,638,939, and accrued interest was $335,503. The outstanding balance is classified as a current liability. The maturity date is on demand.

Related Party Transactions

- Name of Person: Tal Moore
Relationship to Company: Officer
Nature / amount of interest in the transaction: Founder loans and accrued compensation.
Material Terms: As of December 31, 2025, the Company has outstanding demand notes payable to Tal Moore totaling $2,638,939, bearing interest at 5.00% per annum with no stated maturity date. Accrued interest on these notes totaled $335,503 as of December 31, 2025. Additionally, accrued officer salary owed to Mr. Moore totaled $351,651 as of December 31, 2025. During the year ended December 31, 2025, the Company also incurred $10,220 in expenses for video production services provided by Ron Moon, the brother of the Chief Executive Officer.

Valuation

Pre-Money Valuation: $28,010,396.16

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has zero preferred stock outstanding; (ii) all outstanding options with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company does not have any outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.44 we plan to use these proceeds as follows:

- StartEngine Platform Fees
7.5%

- StartEngine Service Fee
92.5%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,998.24, we plan to use these proceeds as follows:

- StartEngine Platform Fees
7.5%

- Inventory
50.0%
Used to purchase inventory

- StartEngine Service Fees
1.0%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
41.5%
Funds used for marketing and awareness, primarily spent on Meta (instagram/facebook) ads, email marketing, hiring content creators, editing marketing videos, and google/youtube ads.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://popsmith.com (https://popsmith.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/popsmith

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Franklin's Popcorn, Inc.

[See attached]

Franklin's Popcorn, Inc.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Franklin's Popcorn, Inc.
Seattle, Washington

Opinion

We have audited the accompanying financial statements of Franklin's Popcorn, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13, certain conditions indicate that the Company may not be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

June 8, 2026
Calabasas, CA 91302

FRANKLIN'S POPCORN, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	204,053	$	101,579
Accounts Receivable, Net		93,188		28,420
Inventory		843,564		279,665
Other Current Assets		34,545		3,688
Total Current Assets		**1,175,350**		**413,352**
Property and Equipment, Net		4,012		4,012
Total Assets	$	**1,179,362**	$	**417,364**
Liabilities and Stockholders' Deficit				
Current Liabilities:				
Accounts Payable	$	301,991	$	140,498
Accrued Expenses		59,047		50,499
Credit Cards		257,675		147,350
Payroll Liabilities		399,556		232,534
Deferred Revenue		9,113		1,641
Line of Credit, Current		91,563		307,281
Accrued Interest		335,503		228,859
Notes Payable - Related Party		2,638,939		1,940,000
Total Current Liabilities		**4,093,387**		**3,048,662**
SAFE Notes		-		1,596,035
Total Liabilities		**4,093,387**		**4,644,697**
Stockholders' Deficit				
Common Stock		1,031		851
Additional Paid-In Capital		2,797,499		846,758
Accumulated Deficit		(5,712,555)		(5,074,942)
Total Stockholders' Deficit		**(2,914,025)**		**(4,227,333)**
Total Liabilities And Stockholders' Deficit	$	**1,179,362**	$	**417,364**

See accompanying notes to financial statements.

FRANKLIN'S POPCORN, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

For the Year Ended December 31,		2025		2024
(USD $ in Dollars)				
Sales Revenue	$	5,788,363	$	3,697,835
Sales Discounts & Returns		(569,558)		(318,765)
Cost of Goods Sold		(3,132,946)		(1,918,270)
Gross Profit		**2,085,859**		**1,460,800**
Operating Expenses				
Advertising and Marketing		1,381,929		918,200
General and Administrative		401,535		385,066
Research and Development		1,839		9,512
Professional Fees		296,066		227,805
Payroll Expenses		468,463		343,222
Depreciation and amortization		-		4,877
Total Operating Expenses		**2,549,832**		**1,888,682**
Net Operating Loss		**(463,973)**		**(427,882)**
Other income		13,826		7,443
Other expenses		(35,182)		(102,514)
Interest expense		(152,284)		(165,252)
Loss Before Provision for Income Taxes		**(637,613)**		**(688,205)**
Provision/(Benefit) for income taxes		-		-
Net Loss	$	**(637,613)**	$	**(688,205)**

See accompanying notes to financial statements.

FRANKLIN'S POPCORN, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(USD $ in Dollars)	Common Stock			Additional paid-in capital		Accumulated Deficit		Total Stockholders' Deficit
	Shares		Amount					
Balance—December 31, 2023	8,000,000	$	800	$	135,676	$ (4,386,737)	$	(4,250,261)
Issuance of Common Stock, net of issuance cost	513,977		51		624,255	-		624,306
Capital contribution	-		-		19,980	-		19,980
Share based compensation	-		-		66,847	-		66,847
Net Loss	-		-		-	(688,205)		(688,205)
Balance—December 31, 2024	8,513,977	$	851	$	846,758	$ (5,074,942)	$	(4,227,333)
Issuance of Common Stock, net of issuance cost	255,116		26		291,986	-		292,012
Conversion of SAFEs to Common Stock	1,538,539		154		1,595,881	-		1,596,035
Capital contribution	-		-		50,000	-		50,000
Capital withdrawal	-		-		(99)	-		(99)
Share based compensation	-		-		12,973	-		12,973
Net Loss	-		-		-	(637,613)		(637,613)
Balance—December 31, 2025	10,307,632	$	1,031	$	2,797,499	$ (5,712,555)	$	(2,914,025)

See accompanying notes to financial statements.

FRANKLIN'S POPCORN, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

For the Year Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(637,613)	$	(688,205)
Adjustments to reconcile net loss to net cash used in operating activities				
Depreciation of property and equipment		-		4,877
Share based compensation		12,973		66,847
Changes in operating assets and liabilities:				
Accounts receivable		(64,768)		(28,308)
Inventory		(563,899)		293,032
Other current assets		(30,857)		114,856
Accounts Payable		161,493		(26,464)
Accrued Expenses		8,548		(30,245)
Credit Cards		110,325		(268,212)
Payroll Liabilities		167,022		(24,063)
Deferred Revenue		7,472		273
Accrued Interest		106,644		33,438
Other Current Liabilities		-		-
Net cash used in operating activities		**(722,660)**		**(552,174)**
CASH FLOW FROM INVESTING ACTIVITIES				
Additions to property and equipment		-		(1,108)
Net cash used in investing activities		**-**		**(1,108)**
CASH FLOW FROM FINANCING ACTIVITIES				
Net repayment of notes payable		-		(286,000)
Net proceed from notes payable - related party		698,939		691,341
Net repayment of line of credit		(215,718)		(492,459)
Net proceeds from issuance of common stock		292,012		624,306
Capital contribution		50,000		19,980
Capital withdrawal		(99)		-
Net cash provided by financing activities		**825,134**		**557,168**
Change in Cash		**102,474**		**3,886**
Cash—Beginning of the year		101,579		97,693
Cash—End of the year	$	**204,053**	$	**101,579**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	716,646	$	131,814
Cash paid during the year for taxes	$	-	$	-
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES				
Conversion of SAFEs to Common Stock	$	1,596,035	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Franklin's Popcorn, Inc. (the "Company") was incorporated in the state of Delaware on May 21, 2020. The Company operates under the trade name Popsmith. The Company generates revenue primarily through the sale of popcorn poppers and related supplies via its website and various e-commerce platforms, including Amazon and Shopify. The Company is headquartered in Seattle, Washington, and its customer base is located within the United States.

In 2026, the Company intends to conduct a crowdfunding offering under Regulation Crowdfunding to raise additional operating capital.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Correction of Errors

The Company evaluates identified errors in previously issued financial statements in accordance with ASC 250 and applicable materiality guidance. Immaterial errors may be corrected in the period identified when such correction does not materially misstate current-period financial statements.

Reclassifications

Certain prior period amounts were reclassified in the financial statements to conform to current year presentation.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025 and 2024, the Company's cash was held in bank deposit accounts and did not exceed Federal Deposit Insurance Corporation ("FDIC") insured limits.

Accounts Receivable

Accounts receivables are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense.
Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted, and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit on a 30-day basis to its customers. Management deemed an allowance was not required and the Company has not pledged or factored any accounts receivable as of December 31, 2025 and 2024.

Concentration of Credit Risk

The Company maintains cash balances with financial institutions that management believes are creditworthy. Cash balances held at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, the Company maintains cash balances in excess of federally insured limits. As of December 31, 2025 and 2024, the Company's bank cash balances did not exceed Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company has not experienced losses related to these balances.

The Company's accounts receivable are generated from sales through e-commerce, marketplace, and wholesale channels. No individual customer accounted for more than 10% of outstanding accounts receivable as of December 31, 2025 and 2024.

Inventories

Inventory consisted primarily of inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out ("FIFO") method.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flow expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025 and 2024.

Estimated useful lives for property and equipment are as follows:

Property Type	Useful Life
Furniture And Fixtures	5 -7 years
Office Equipment	5 years

Simple Agreements for Future Equity ("SAFEs")

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. SAFEs do not have a stated maturity date or interest provision and provide investors with the right to receive either (i) a variable number of shares of preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event.

Because SAFEs contain provisions that may require repayment in cash upon events outside the Company's control and provide for settlement in a variable number of shares tied to a fixed dollar amount, the Company classifies SAFEs as liabilities rather than equity. SAFEs are recorded as freestanding financial instruments and are initially measured at fair value on the issuance date. The Company evaluates the SAFEs for changes in fair value at each reporting date. For the years ended December 31, 2025 and 2024, no adjustment for changes in fair value was recorded, as management determined that any change was negligible and not material to the financial statements. SAFEs are classified as noncurrent liabilities unless settlement is expected within twelve months of the balance sheet date.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under ASC 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company generates revenues by selling popcorn poppers and popcorn supplies (including popcorn kernels and seasoning) through various e-commerce platforms such as Amazon and Shopify. Payments are generally collected at the time of sale through the respective platforms. The Company's primary performance obligation is the delivery of products to customers, which is satisfied when control of the goods passes to the customer upon shipment or delivery, depending on the shipping terms. Revenue is recognized at that point in time in an amount that reflects the consideration the Company expects to receive, net of estimated sales discounts, returns, and allowances.

Amounts received from customers before the Company satisfies its performance obligation are recorded as deferred revenue. Deferred revenue is recognized as revenue when control of the related products transfers to the customer, which generally occurs upon shipment or delivery, depending on the applicable shipping terms.

Cost of Goods Sold

Cost of goods sold consists primarily of product costs associated with inventory sold, fulfillment and warehousing costs, shipping and freight, packaging costs, marketplace and platform-related fulfillment fees, and inventory adjustments. The Company classifies these costs as cost of sales when they are directly attributable to fulfilling customer orders and delivering products to customers.

Research and Development Costs

Research and development costs, including salaries, prototype materials, product testing, and related consulting services, are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025 and 2024 amounted to $1,381,929 and $918,200, which is included in sales and marketing expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2025	2024
Finished products	$ 766,751	$ 178,906
Inventory in transit	$ 76,813	$ 100,759
Total Inventory	**$ 843,564**	**$ 279,665**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following items:

As of December 31,	2025	2024
Platform and merchant processor holding balances	$ 34,545	$ 1,038
Prepaid expense	-	2,651
Total other current assets	**$ 34,545**	**$ 3,688**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2025 and 2024, property and equipment consists of:

As of December 31,	2025	2024
Furniture and Fixtures	$ 28,111	$ 28,111
Office Equipment	40,745	40,745
Property and Equipment, at Cost	**68,856**	**68,856**
Accumulated Depreciation	(64,844)	(64,844)
Property and Equipment, Net	**$ 4,012**	**$ 4,012**

Depreciation expense was $0 and $4,877 for the years ended December 31, 2025 and 2024, respectively.

The Company's furniture and fixtures include decorative art with a carrying value of approximately $4,012 as of December 31, 2025 and 2024. The decorative art is not depreciated as management determined it has an indefinite useful life. All other property and equipment were fully depreciated as of December 31, 2025.

6. DEBT

Note Payable – Related Party

During the years presented, the Company borrowed funds from the owner. The details of the related party notes payable are as follows:

					As of December 31, 2025			As of December 31, 2024		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Tal Moore	$2,960,000	5.00%	Fiscal Year 2020	On Demand	$ 2,638,939	$ -	$ 2,638,939	$ 1,940,000	$ -	$ 1,940,000
Total					$ 2,638,939	$ -	$ 2,638,939	$ 1,940,000	$ -	$ 1,940,000

Since there is no stated maturity date and the loan is payable on demand, the outstanding principal balance was classified as current as of December 31, 2025 and 2024.

Interest accrues at 5.00% per annum. Accrued interest related to the note payable amounted to $335,503 and $228,859 as of December 31, 2025 and 2024, respectively, and is presented as accrued interest in the accompanying balance sheets.

Line of Credit

On August 31, 2022, the Company entered into a line of credit agreement under which the Company may borrow up to $1,000,000. The agreement was amended on November 30, 2023 to increase the borrowing capacity to $1,300,000 and extend the maturity date to February 28, 2025. The line of credit is unsecured and bears interest at a variable rate based on the U.S. Prime Rate plus 1.00%, subject to a floor rate of 8.50%.

On March 4, 2025, the agreement was further amended to extend the maturity date from February 28, 2025 to February 28, 2026 and reduce the floor rate from 8.50% to 7.50%. The outstanding principal balance was $91,563 and $307,281 as of December 31, 2025 and 2024, respectively.

Interest expense related to the line of credit amounted to $45,640 and $125,264 for the years ended December 31, 2025 and 2024, respectively. No accrued interest related to the line of credit was outstanding as of December 31, 2025 and 2024.

Since the line of credit matured within one year from the balance sheet date, the outstanding balance was classified as current as of December 31, 2025 and 2024.

Simple Agreement for Future Equity (SAFEs)

In 2022, the Company entered into Simple Agreements for Future Equity ("SAFE") with third-party investors. The SAFE agreements had no stated maturity date and did not bear interest. The agreements provided investors the right to receive future equity of the Company upon a qualified financing or change in control event, generally at a 0% - 20% discount and subject to applicable valuation caps.

As of December 31, 2024, the outstanding SAFE balance was $1,596,035. During the year ended December 31, 2025, the outstanding SAFEs were converted into 1,538,539 shares of common stock. Accordingly, the Company reclassified $1,596,035 from SAFE notes to common stock and additional paid-in capital. As of December 31, 2025, there were no SAFE agreements outstanding.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 13,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2025 and 2024, 10,307,632 and 8,513,977 shares, respectively, were issued and outstanding.

During the year ended December 31, 2024, the Company issued 513,977 shares of common stock for net proceeds of $624,306, of which $51 was recorded to common stock and the remainder to additional paid-in capital.

During the year ended December 31, 2025, the Company issued 255,116 shares of common stock for net proceeds of $292,012, of which $26 was recorded to common stock and the remainder to additional paid-in capital. The 2025 issuances included 99,529 bonus shares issued for no additional consideration as part of the offering terms.

In addition, the Company issued 1,538,539 shares of common stock upon conversion of SAFE notes, resulting in $154 recorded to common stock and $1,595,881 recorded to additional paid-in capital.

Holders of common stock are entitled to one vote per share and to receive dividends when and if declared by the Board of Directors.

8. SHARE-BASED COMPENSATION (REVISED)

The Company maintains the Franklin's Popcorn, Inc. 2023 Equity Incentive Plan (the "Plan"), under which the Company may grant stock options and other equity-based awards to eligible participants.

The Company accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation, and recognizes compensation expense over the applicable vesting period based on the estimated grant-date fair value of the awards granted.

Options that vest only upon a change in control are excluded from compensation expense until the change in control becomes probable or occurs.

Stock Options

The Company had stock option grants outstanding from 2021 and 2025. The stock options were valued using the Black-Scholes option pricing model using the assumptions discussed below.

As of Year Ended December 31,	2025 Grants	2021 Grants
Expected life (years)	7 years	7 years
Risk-free interest rate	3.94%	1.44%
Expected volatility	60%	45%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The fair value of the underlying common stock was determined based on an independent 409A valuation using the market approach, specifically the subject company transaction method. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	2,000,000	$ 0.38	6.61
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	2,000,000	$ 0.38	6.61
Exercisable Options at December 31, 2024	2,000,000	0.38	6.61
Granted	50,251	1.64	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2025	2,050,251	$ 0.41	5.61
Exercisable Options at December 31, 2025	1,033,501	$ 0.42	5.61

During the years ended December 31, 2025 and 2024, the Company recognized stock-based compensation expense of $12,973 and $66,847, respectively. The 2024 amount reflects the revision of prior-period stock-based compensation expense related to stock option awards that had not previously been accounted for under ASC 718. See Note 11 - Correction of Prior-Period Error.

9.   INCOME TAXES

The provision for income taxes was $0 for the years ended December 31, 2025 and 2024.

The Company has generated net operating loss carryforwards. Due to cumulative losses and uncertainty regarding the realization of future taxable income, management determined that it is more likely than not that the related deferred tax assets will not be realized. Accordingly, a full valuation allowance has been recorded against the Company's net deferred tax assets as of December 31, 2025 and 2024.

10.   RELATED PARTY TRANSACTIONS

The Company has entered into transactions with related parties in the normal course of business. Related parties include officers and management of the Company.

Tal Moore, the Company's Chief Executive Officer, has provided financing to the Company in the form of interest-bearing notes payable. Refer to Note 6 for the terms and outstanding balances related to these notes.

Accrued officer salary amounted to $351,651 and $219,097 as of December 31, 2025 and 2024, respectively.

During the year ended December 31, 2025, the Company incurred expenses of $10,220 for video production services provided by Ron Moon, the brother of the Company's Chief Executive Officer.

11.   CORRECTION OF PRIOR-PERIOD ERROR

During the preparation of the Company's financial statements for the year ended December 31, 2025, management identified that certain stock option awards granted in prior periods were not previously accounted for in accordance with ASC 718. The awards were subject to vesting conditions and should have been measured at grant-date fair value and recognized as compensation expense over the requisite service period.

Management evaluated the matter under ASC 250, *Accounting Changes and Error Corrections*, including consideration of quantitative and qualitative materiality factors. Based on that evaluation, management concluded the error was not material to any previously issued annual financial statements, individually or in the aggregate.

Accordingly, the Company revised the accompanying comparative financial statements to correct the error.

The impact of the revision was as follows:

		2024
Increase in stock-based compensation expense	$	66,847
Increase in net loss		66,847
Increase in accumulated deficit as of beginning of year		135,676
Increase in additional paid-in capital		202,523
Net impact to total stockholders' deficit	$	-

The correction did not impact revenue, gross profit, cash balances, or shares outstanding. The correction had no impact on the Company's cash flows, except that stock-based compensation was presented as a non-cash adjustment within operating activities.

12.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2025, the Company had a net operating loss of $637,613, a negative operating cash flow of $722,660, and liquid assets in cash of $204,053, which is less than a year's worth of cash reserves as of December 31, 2025. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans to address these conditions include continuing to grow revenue through direct-to-consumer, marketplace, and retail channels; improving gross margins through expansion of consumable products; managing advertising, inventory, and operating expenses; and seeking additional financing or improved vendor terms as needed.

The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flows from operations, obtain additional financing, and manage its operating and working capital requirements. There can be no assurance that the Company will be successful in achieving these plans. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through June 8, 2026, which is the date the financial statements were available to be issued.

Management determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Popsmith

The Future of Popcorn Starts at Home

Popcorn has been overlooked for far too long - and Popsmith is changing that. After more than two decades in the popcorn business, we set out to create something better: heirloom-quality stainless steel poppers and elevated popcorn consumables that transform popcorn into a ritual people genuinely look forward to.

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


A VERY IMPORTANT MESSAGE
FROM OUR FOUNDER

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$2.16 Per Share

PREVIOUSLY CROWDFUNDED
$1,006,014.69

MIN INVEST
$349.92

VALUATION
$28.01M

Have more questions?

Request a live stream from Popsmith. Streams play live in the StartEngine app, where you can watch and ask questions. Get the app to join.

Request a live stream

REASONS TO INVEST

Popsmith designs heirloom-quality stainless steel popcorn poppers and thoughtfully crafted popcorn essentials for modern kitchens. Our products are made for people who love to entertain, explore flavor, and turn everyday moments into something worth sharing.

Popsmith has grown into a category-defining brand with over $20 million in lifetime revenue, more than 85,000 customers, and a 45% repeat purchase rate in 2025. Customers are not only returning for consumables but also repeatedly purchasing poppers as gifts for friends, loved ones, and as corporate gifts. From 2024 to 2025, revenue grew 54.7% year over year.

Popsmith not only sells through Popsmith.com and Amazon but has also partnered with leading retailers including Costco, Williams-Sonoma, Crate & Barrel, and Sur La Table. We're expanding into more retail stores in 2026 and beyond. These partnerships reflect growing demand for premium, design-forward kitchen products and confirm Popsmith's place on the shelf alongside iconic home brands.

**Please note Popsmith is the DBA of Franklin's Popcorn, Inc. An investment represents becoming a part of Franklin's business, which includes Franklin's Popcorn ('12) & Popsmith ('23).*

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Tal Moore • Founder & CEO, Sole Director
Serial e-commerce entrepreneur with more than 20 years experience in popcorn along with two decades of experience building consumer brands including two exits. Tal will be providing Form C sign-off as the
Read More



David Stickland • Co-Founder & President
Executive leader, entrepreneur, and eCommerce expert with more than two decades of experience in DTC brands, managing top-performing teams and putting the processes in place to scale.



Amit Pandhi • Advisor, former CEO of Pop Chips
Serve as an advisor providing strategic guidance and governance to the executive management team.

THE PITCH



At Popsmith, Popcorn Isn't Just About Consumption - It's A Craft Experience

We spent two years developing a patent pending stainless steel stovetop popper that's durable, easy to use, dishwasher-safe, and compatible with all stovetops, including induction. We source exceptional popcorn from small batch American family farms and create innovative consumables

designed to elevate every popcorn night. Today's popcorn consumers are seeking a healthier, more experiential alternative to microwave popcorn and Popsmith is meeting that demand.

From being named one of **2024 Oprah's Favorite Things** to appearing year after year on lists of the most coveted kitchen and home gifts including a full page **feature in Bon Appetit magazine**, Popsmith has proven its ability to create products people genuinely love- and love talking about.



After several years of growth and experimentation, we're entering our next phase with clarity and focus. We believe we know what resonates, we know who our customer is, and we're doubling down on what works.

Popcorn remains a surprisingly underserved category, dominated by legacy brands and mass-market, ready-to-eat snacks. Popsmith is reintroducing popcorn as an experience - something made fresh, shared, and enjoyed with intention. By focusing on flavor, design, and ritual, Popsmith stands apart from a sea of dusty brands owned by massive conglomerates.

We believe this category is ready for a new leader, and Popsmith is building the brand to become it.

Popsmith Continues to Scale

Since our last raise in early 2025, Popsmith has continued to deliver what we believe to be strong growth while laying the groundwork for long-term profitability.

- Total revenue **scaled 54.7% year over year** from FY 2024 to FY 2025, driven by strong performance across Popsmith.com, Amazon, and key retail partners including **Costco, Williams-Sonoma, Crate & Barrel, and Sur La Table.**
- Advertising spend across Meta and Google increased by 80% while maintaining a healthy 25% marketing spend ratio compared to revenue.
- Returning customer rate of 45% in 2025, a metric that **customers keep coming back** to purchase Popsmith as a gift for friends, family, and corporate clients.
- Growth was achieved without adding headcount or relying on expensive agencies, focusing instead on **disciplined spending**, **smart experimentation**, and operational focus.
- We believe there is a large opportunity in corporate gifting. **Disney placed a $243,000 wholesale order** in Dec 2024 to give away to all talent.



$203 Average order value (Q4 2025)

45% Returning customer rate

$243,000 Disney corporate gift order



78%
Gross profit margin

$20M
Lifetime revenue

100,000
Person email list

Retail channel partners:



COSTCO WHOLESALE   Sur la table   WILLIAMS SONOMA   Crate&Barrel

> " It's a great product that is built on a market that loves the experience and the toppings are good... the whole thing is good."
>
> Kevin O'Leary

Statement from Kevin made during a StartEngine webinar on 2.11.26. Kevin was engaged as a paid spokesperson and received compensation for participation. Statement reflects his views as of that date only and does not constitute an endorsement or recommendation. Investors should not rely on this statement when making an investment decision.

Hands-On Leadership and Experimentation

Founders Tal and Dave bring over 20 years of experience in the popcorn industry, beginning with ePopcorn.com in 2003. Popsmith is the culmination of that expertise - a modern, design-forward brand built to delight the next generation of popcorn lovers through innovation and quality.

Instead of outsourcing core functions or hiring large teams, they personally tackled operational challenges, growth strategy, and brand execution, making thoughtful, disciplined bets along the way. Their partnership has become one of Popsmith's greatest strengths.

This willingness to do the work, stay lean, and adapt quickly continues to shape how Popsmith grows: innovative, efficient, and uncompromising on quality.



More Popper Colors, More Sales

Since our last StartEngine raise, Popsmith has accelerated product expansion across our most successful categories.

We expanded our popper lineup from three core colors to nine thoughtfully designed colorways, including our gold-handled poppers launched for the holidays. Each new introduction exceeded expectations, with multiple colorways selling out, validating demand for collectible, design-forward kitchen pieces.



A Growing Lineup of Consumables

We've begun expanding our consumables lineup beyond our original pre-measured popcorn kits. Recent launches include white and yellow kernel pouches, butter-flavored coconut oil, buttery salt, sweet kettle corn mix, and our Choc-O-Pop chocolate powder.

By broadening our consumables offering into new formats and flavors, we're giving customers more ways to enjoy Popsmith while introducing the brand to a much wider audience of popcorn lovers and creating new opportunities for repeat purchases and subscriptions.

Looking ahead to 2026 and beyond we're planning to explore new consumable products like bagged popcorn, custom popcorn buckets, upscale popcorn bowls, seasonings, and artisanal popcorn strains.



Growth & Future Product Roadmap

We believe expansion into retail partners such as Williams Sonoma, Crate & Barrel, Costco, and Sur La Table, along with a growing lineup of consumables, will drive Popsmith's growth in 2026 and beyond. We are building a focused product pipeline designed to bring Popsmith into more kitchens and new usage occasions.

Future products in the development pipeline include:

- Popsmith Lite, a more accessible $99 popper created to welcome more households into the brand without compromising design.
- An American made commercial countertop cabinet popper for high-end bars, churches, country clubs, local theaters and other elevated gathering spaces.
- A premium countertop air popper designed to elevate the category - a design-forward, high-performance take on air popping that feels worthy of leaving out on the counter every day.



Popsmith "Lite" Popper







Cabinet Popper   **Countertop Air Popper**

Images are all computer generated of future product lines that are not yet available on the market.

Crafting the Future of Snacks with Award-Winning Innovation

The global popcorn market continues to grow, and we believe Popsmith has earned recognition as a standout brand within it. The global popcorn market is growing, with a value of $21.76 billion in 2024 and projected to reach $36.56 billion by 2032.



Market





Global Popcorn Market by 2032

Source

In addition to being named one of Oprah's Favorite Things in 2024, Popsmith was highlighted in a full page feature by Bon Appétit in their 2025 Holiday Gift Guide. We've also received honors from Fast Company for Product Innovation by Design, been featured by Refinery29, and recognized by Food & Wine for emerging trends. We've been featured on the Drew Barrymore show, Seth Meyers show, and Good Morning America.



FOOD&WINE

The Best Popcorn Makers for Snacking Perfection, According to Our Tests

Homemade beats store-bought every time.

By Samantha Lande | Updated on April 28, 2025

BEST SPLURGE STOVETOP POPCORN MAKER

Popsmith The Popper

We believe these accolades reflect more than great products - they affirm Popsmith's role in shaping the future of how people experience snacks at home.



DREW
POPCORN
LATE NIGHT
SETH MEYERS
GOOD MORNING AMERICA

ABOUT

HEADQUARTERS

1930 Village Center Circle #3-4956
Las Vegas, NV 89134

WEBSITE

View Site

Popcorn has been overlooked for far too long - and Popsmith is changing that. After more than two decades in the popcorn business, we set out to create something better: heirloom-quality stainless

steel poppers and elevated popcorn consumables that transform popcorn into a ritual people genuinely look forward to.

TERMS
Popsmith

Overview

PRICE PER SHARE
$2.16

VALUATION
$28.01M

DEADLINE *
Nov. 17, 2026 at 2:59 AM EST

FUNDING GOAL *
$20K - $5M

Breakdown

MIN INVESTMENT *
$349.92

OFFERING TYPE
Equity

MAX INVESTMENT *
$4,999,998.24

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
9,259

MAX NUMBER OF SHARES OFFERED
2,314,814

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→

Offering Memorandum	→

Financials	⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,179,362	$417,364
Cash & Cash Equivalents	$204,053	$101,579
Accounts Receivable	$93,188	$28,420
Short-Term Debt	$2,988,177	$2,394,631
Long-Term Debt	$0	$0
Revenue & Sales	$5,788,363	$3,697,835
Costs of Goods Sold	$3,132,946	$1,918,270
Taxes Paid	$0	$0
Net Income	-$637,613	-$688,205

Risks	⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives & Bonuses*

Loyalty Bonus: As you have previously invested in Franklin's Popcorn, Inc., you are eligible for 5% additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ during the first three weeks after the campaign launch: 5% bonus shares

Early Bird 2: Invest $2,500+ during the first three weeks after the campaign launch: 7% bonus shares

Early Bird 3: Invest $5,000+ during the first three weeks after the campaign launch: 10% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $1,500+ between days 35-45 and receive 5% bonus shares

Flash Perk 2: Invest $1,500+ between days 65-75 and receive 5% bonus shares

Amount Based Rewards

Tier 1 Perk: Invest $1,250+ and receive 1x The Popper Starter Set

Tier 2 Perk: Invest $2,500+ and receive 1x The Popper Starter Set + 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 1x The Popper Starter Set + Free popcorn for a year + 7% bonus shares

Tier 4 Perk: Invest $10,000+ and receive 1x The Popper Starter Set + Free popcorn for a year + 20% lifetime discounts on all purchases + 10% bonus

Tier 5 Perk: Invest $25,000+ and receive 1x The Popper Starter Set + Free popcorn for a year + 20% lifetime discounts on all purchases + dinner with founders (airfare/lodging not included) + 15% bonus

The 10% StartEngine Venture Club Bonus

Franklin's Popcorn, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.16/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $216.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

-----

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

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StartEngine Marketplace

POPSMITH
POPPING CORN

Opportunity Traction Our Team INVEST

The Future of Popcorn Starts at Home

Popcorn has been overlooked for far too long - and Popsmith is changing that. After more than two decades in the popcorn business, we set out to create something better: heirloom-quality stainless steel poppers and elevated popcorn consumables that transform popcorn into a ritual people genuinely look forward to.

- **$20 Million** in lifetime revenue. Total revenue scaled **54.7% year over year** from FY 2024 to FY 2025
- Key retail partners including **Costco, Williams-Sonoma, Crate & Barrel, and Sur La Table**
- Founders Tal and Dave bring **over 23 years of experience** in the popcorn industry

INVEST

This Reg CF offering is made available through StartEngine Capital, LLC, a member of FINRA/SPIC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

**Please note Popsmith is the DBA of Franklin's Popcorn, Inc. An investment represents becoming a part of Franklin's business, which includes Franklin's Popcorn ('12) & Popsmith ('23).*

$20 Million In lifetime revenue	**85,000+** Customers
45% Repeat purchase rate in 2025	**78%** Gross Profit Margin

The Opportunity

At Popsmith, Popcorn Isn't Just About Consumption - It's A Craft Experience

Dave and Tal, 23 year popcorn veterans, spent two years developing a patent pending stainless steel stovetop popper that's durable, easy to use, dishwasher-safe, and compatible with all stovetops, including induction. We source exceptional popcorn from small batch American family farms and create innovative consumables designed to elevate every popcorn night.



POPCORN

Our Traction

Popsmith Continues to Scale with More Popper Colors, More Sales

Since our last raise in early 2025, Popsmith has continued to deliver what we believe to be strong growth while laying the groundwork for long-term profitability.

$203
Average order value (Q4 2025)

45%
Returning customer rate

$243,000
Disney corporate gift order

78%
Gross profit margin

$20M
Lifetime revenue

100,000
Person email list

Retail channel partners:





Costco Wholesale | Sur la table THE ART & SOUL OF COOKING | Williams Sonoma | Crate&Barrel



"It's a great product that is built on a market that loves the experience and the toppings are good...the whole thing is good."

- Kevin O'Leary

Statement from Kevin made during a StartEngine webinar on 2.11.26. Kevin was engaged as a paid spokesperson and received compensation for participation. Statement reflects his views as of that date only and does not constitute an endorsement or recommendation. Investors should not rely on this statement when making an investment decision.

In addition, Popsmith has accelerated product expansion across our most successful categories.

Popper Lineup Expansion

Expanded from three core colors to nine thoughtfully designed colorways, including our gold-handled poppers.

Consumables Expansion

Recent launches include white and yellow kernel pouches, butter-flavored coconut oil, buttery salt, sweet kettle corn mix, and our Choc-O-Pop chocolate powder.





AS SEEN ON
OPRAH'S FAVORITE THINGS

POPSMITH
POPPING CORN
WHITE POPCORN
POPSMITH
POPPING CORN
YELLOW POPCORN

By broadening our consumables offering into new formats and flavors, we're giving customers more ways to enjoy Popsmith while introducing the brand to a much wider audience of popcorn lovers and creating new opportunities for repeat purchases and subscriptions.

FOR BLOCKBUSTER

From being named one of 2024 Oprah's Favorite Things to appearing year after year on lists of the most coveted kitchen and home gifts







Including a full page feature by Bon Appétit in their 2025 Holiday Gift Guide, Popsmith has proven its ability to create products people genuinely love- and love talking about.



Our honors range from Fast Company for Product Innovation by Design, featured by Refinery29, and recognized by Food & Wine for emerging trends. We've also been featured on the Drew Barrymore show, Seth Meyers show, and Good Morning America.



INVEST



LATE NIGHT WITH SETH MEYERS

GOOD MORNING AMERICA

Our Market

Crafting the Future of Snacks with Award-Winning Innovation

The global popcorn market continues to grow, and we believe Popsmith has earned recognition as a standout brand within it. The global popcorn market is growing, with a value of $21.76 billion in 2024 and projected to reach $36.56 billion by 2032.





The Projected Global Popcorn Market

$21.76B — 2024
$36.56B — 2032

Growth & Future Product Roadmap

We believe expansion into retail partners such as Williams Sonoma, Crate & Barrel, Costco, and Sur La Table, along with a growing lineup of consumables, will drive Popsmith's growth in 2026 and beyond. We are building a focused product pipeline designed to bring Popsmith into more kitchens and new usage occasions.

Popsmith Lite
A more accessible $99 popper



Cabinet Popper
An American made commercial countertop cabinet popper



Premium Popper
A premium countertop air popper designed to elevate the category



New Consumables
New consumable products like bagged popcorn, custom popcorn buckets, upscale popcorn bowls, seasonings, and artisanal popcorn strains.

*Images are all computer generated of future product lines that are not yet available on the market.



Meet the Team

Hands-On Leadership and Experimentation

Founders Tal and Dave bring over 23 years of experience in the popcorn industry, beginning with ePopcorn.com in 2003. Popsmith is the culmination of that expertise – a modern, design-forward brand built to delight the next generation of popcorn lovers through innovation and quality.



Learn Why Fast Company, Refinery29, and More Can't Stop Talking about Popsmith.

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PERKS

EARN BONUS SHARES

Your belief in our vision deserves more, and in recognition of that support, we are extending a limited-time package of premium perks.

TIME-BASED PERKS

EARLY BIRD 1

Invest $1,000+ during the first three weeks after the campaign launch: 5% bonus shares

INVEST

EARLY BIRD 2

Invest $2,500+ during the first three weeks after the campaign launch: 7% bonus shares

INVEST

EARLY BIRD 3

Invest $5,000+ during the first three weeks after the campaign launch: 10% bonus shares

INVEST

MID-CAMPAIGN PERKS

FLASH PERK 1

Invest $1,500+ between days 35-45 and receive 5% bonus shares

INVEST

FLASH PERK 2

Invest $1,500+ between days 65-75 and receive 5% bonus shares

INVEST

AMOUNT BASED REWARDS

TIER 1 PERK

Invest $1,250+ and receive 1x The Popper Starter Set

INVEST

TIER 2 PERK

Invest $2,500+ and receive 1x The Popper Starter Set + 5% bonus shares.

INVEST

TIER 3 PERK

Invest $5,000+ and receive 1x The Popper Starter Set + Free popcorn for a year + 7% bonus shares

INVEST

TIER 4 PERK

Invest $10,000+ and receive 1x The Popper Starter Set + Free popcorn for a year + 20% lifetime discounts on all purchases + 10% bonus

INVEST

TIER 5 PERK

Invest $25,000+ and receive 1x The Popper Starter Set + Free popcorn for a year + 20% lifetime discounts on all purchases + dinner with founders (airfare/lodging not included) + 15% bonus

INVEST

The 10% StartEngine Venture Club Bonus

Franklin's Popcorn, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.16/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $216.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

——-*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Popsmith Terms

Overview

PRICE PER SHARE

$2.16

DEADLINE[1]

Nov. 16 2026 at 11:59 PM PDT

VALUATION

$28.01M

FUNDING GOAL[2]

$20K – $5M

Breakdown

MIN INVESTMENT

$349.92

MAX INVESTMENT

$4,999,998.24

MIN NUMBER OF SHARES OFFERED

9,259

OFFERING TYPE

Equity

SHARES OFFERED

Common Stock

9,259

MAX NUMBER OF SHARES OFFERED

2,314,814

Maximum Number of Shares Offered subject to adjustment for bonus shares

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POPSMITH
POPPING CORN

LEGAL DISCLAIMER

This Reg CF offering is made available through StartEngine Capital LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

INVEST

Privacy Policy & Terms

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Still eating popcorn out of a bag? Popcorn that was cooked 6 months ago and tastes like sawdust? I mean…6 months? That's how long it took me to get over my last relationship… I'm fine now.

Anyway… those days are behind us.

Still using popcorn technology that my grandma Joyce has been using since 1979?

Its time to pull the plug on grandma. Don't worry, she's still alive and well.

Still cooking popcorn in a microwave? Popcorn that's full of forever chemicals like Perfluorohexanoic acid, Diacetyl, Perfluorohexanoic acid.

Microwave popcorn is BAD for you…and we're not DOIN it anymore. Not on my watch.

My name is Tal Moore and I'm the CEO of Popsmith popcorn. And we created the world's greatest stovetop popcorn popper and popcorn making kits.

You know, people often ask me, Tal, you're the CEO of a popcorn company, you must really like popcorn. Nah, I don't like popcorn.

I'm obsessed with popcorn.

That obsession led to developing a popcorn popper that will make the best tasting popcorn you've ever had.

Don't believe me? Ask Oprah.

We made Oprah's Favorite Things last year, sold out three times, and are now sold at retailers like Williams Sonoma and Crate and Barrel.

Oprah, if you're watching this…you seriously saved my company…thank you…and…I love you….and…please don't sue us for using your magazine in our commercial.

So how easy is it to use Popsmith? Easier than swimming in a jacuzzi with floaties on.

Our pre-measured packs include everything you need to make perfect popcorn every time. All clean ingredients, nothing you can't pronounce.

Plus the packaging is adorable…like my dog James

Let me show you how ridiculously easy it is to use. Of course I always wear my super sexy apron when cooking. And my popcorn making socks.

Simply cut open the bag and pour your ingredients into the kettle, give it a few turns, and in under 5 minutes you'll have the best tasting popcorn you've ever tried.

And the smell? that's the smell of god blowing kisses in your face

Popcorn is one of those snacks that hits all 5 senses when you make it. I mean you smell it, you hear it, you taste it, you touch it…you…you dance to it…you do that popcorn dance when you're doing it.

Now come closer and just listen to this crisp...no that's too close

This popcorn is crispier then gelled hair from a 90's boy band….God, I miss frosted tips.

And what about taste?

Woo!! It's like if pizza and ice cream got together and fell in love and got married and had a love child…it would probably be this popcorn.

Popsmith works on everything. Gas stoves, induction cooktops…

Even if you're that reclusive guy living two thousand miles away from civilization who cooks his food over a wood burning stove without power, we've got you covered.

Popsmith allows you to make popcorn your way with infinite flavor possibilities. Prefer your popcorn cooked in olive oil? No problem. Craving popcorn made with flax seeds, chocolate, and mini hot dogs? Sounds weird….but we got you.

Popsmith empowers you to become the Pablo Picasso of Popcorn.

It took us nearly two years to develop this thing. Were we stupid to spend the cost of a Malibu mansion developing a popcorn popper? Maybe.

Did we end up developing the Rolls Royce of popcorn poppers? Definitely.

Is the popper cheap? Nah, its not cheap. Neither was it cheap to make a popper with an all stainless steel body, multi layered metal bottom, a patented spinner, and this ridiculously shiny handle.

I mean you can FEEL how substantial this thing is. This popper is built like a WWII Sherman tank. This isn't a regular pot. You're buying heirloom quality cookware that will last you decades.

But don't take my word for it. Find out what 85,000 customers are saying about Popsmith, calling it the "Nespresso of Popcorn Poppers, and saying if Apple made a popper, it wouldn't look this nice.

Sure, we've got some haters too. Larry P says: "No thanks, I'll stick to microwave popcorn". I get it, Larry. Best of luck, and I'm thinking about you.

Popsmith isn't just a popcorn maker, it's your family night ritual. Microwave popcorn is boring. Popsmith is communal. It's an experience that brings people together in the kitchen before the movie starts.

Popsmith is the perfect gift for weddings, birthdays, holidays, your dog's birthday.

Clean up is a breeze since Popsmith is 100% dishwasher safe. Simply throw that bad boy inside, shut the door, and MOONWALK your ass out of the kitchen!

Lets talk about the unboxing for a second.

We spent six months designing the perfect package that feels like unwrapping magic. This isn't just about delivering popcorn. It's about delivering an experience.

So that's it, thanks for watching, it would really mean the world to me if you bought one of my poppers. You can find Popsmith at Williams Sonoma, Crate & Barrel, Sur La Table, or at Popsmith.com. So please: ditch the microwave and upgrade your popcorn game today. Thanks.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Popsmith is taking reservations for a possible, upcoming round. Indicate interest today.

RESERVE NOW

Invest in Popsmith

The Future of Popcorn Starts at Home

Popcorn has been overlooked for far too long - and Popsmith is changing that. After more than two decades in the popcorn business, we set out to create something better: heirloom-quality stainless steel poppers and elevated popcorn consumables that transform popcorn into a ritual people genuinely look forward to.

Show less



Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

A VERY IMPORTANT MESSAGE
FROM OUR FOUNDER

Reserve Now

PREVIOUSLY CROWDFUNDED
$1,006,014.69

OVERVIEW ABOUT DISCUSSION INVESTING FAQS

REASONS TO INVEST





Popsmith designs heirloom-quality stainless steel popcorn poppers and thoughtfully crafted popcorn essentials for modern kitchens. Our products are made for people who love to entertain, explore flavor, and turn everyday moments into something worth sharing.





Popsmith has grown into a category-defining brand with over $17.5 million in lifetime revenue, more than 85,000 customers, and a 45% repeat purchase rate in 2025. Customers are not only returning for consumables but also repeatedly purchasing poppers as gifts for friends, loved ones, and as corporate gifts.





From 2024 to 2025, revenue grew 54.7% year over year. Popsmith not only sells through Popsmith.com and Amazon but has also partnered with leading retailers including Costco, Williams-Sonoma, Crate & Barrel, and Sur La Table. We're expanding into more retail stores in 2026 and beyond. These partnerships reflect growing demand for premium, design-forward kitchen products and confirm Popsmith's place on the shelf alongside iconic home brands.

*Please note Popsmith is the DBA of Franklin's Popcorn, Inc. An investment represents becoming a part of Franklin's business, which includes Franklin's Popcorn ('12) & Popsmith ('23).

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TEAM

Tal Moore • Founder & CEO, Sole Director
Serial e-commerce entrepreneur with more than 20 years experience in popcorn along with two decades of experience building consumer brands including two exits. Tal will be providing Form C sign-off as the Company's Principal Accounting Officer.

David Stickland • Co-Founder & President
Executive leader, entrepreneur, and eCommerce expert with more than two decades of experience in DTC brands, managing top-performing teams and putting the processes in place to scale.

Amit Pandhi • Advisor, former CEO of Pop Chips
Serve as an advisor providing strategic guidance and governance to the executive management team.

THE PITCH



At Popsmith, Popcorn Isn't Just About Consumption - It's A Craft Experience

We spent two years developing a patent pending stainless steel stovetop popper that's durable, easy to use, dishwasher-safe, and compatible with all stovetops, including induction. We source exceptional popcorn from small batch American family farms and create innovative consumables designed to elevate every popcorn night. Today's popcorn consumers are seeking

consumables designed to elevate every popcorn night. Today's popcorn consumers are seeking a healthier, more experiential alternative to microwave popcorn and Popsmith is meeting that demand.

From being named one of **2024 Oprah's Favorite Things** to appearing year after year on lists of the most coveted kitchen and home gifts including a full page **feature in Bon Appetit magazine**, Popsmith has proven its ability to create products people genuinely love- and love talking about.



After several years of growth and experimentation, we're entering our next phase with clarity and focus. We know what resonates, we know who our customer is, and we're doubling down on what works.

Popcorn remains a surprisingly underserved category, dominated by legacy brands and mass-market, ready-to-eat snacks. Popsmith is reintroducing popcorn as an experience - something made fresh, shared, and enjoyed with intention. By focusing on flavor, design, and ritual, Popsmith stands apart from a sea of dusty brands owned by massive conglomerates.

We believe this category is ready for a new leader, and Popsmith is building the brand to become it.

Popsmith Continues to Scale

Since our last raise in early 2025, Popsmith has continued to deliver what we believe to be strong growth while laying the groundwork for long-term profitability.

- Total revenue **scaled 54.7% year over year** from FY 2024 to FY 2025, driven by strong performance across Popsmith.com, Amazon, and key retail partners including **Costco, Williams-Sonoma, Crate & Barrel, and Sur La Table.** We anticipate 100% year over year growth going into 2026.
- Advertising spend across Meta and Google increased by 80% while maintaining a healthy 25% marketing spend ratio compared to revenue.
- Returning customer rate of 45% in 2025, a clear signal that **customers keep coming back** to purchase Popsmith as a gift for friends, family, and corporate clients.
- Growth was achieved without adding headcount or relying on expensive agencies, focusing instead on **disciplined spending**, **smart experimentation**, and operational focus.
- We believe there is a large opportunity in corporate gifting. **Disney placed a $243,000 wholesale order** in Dec 2024 to give away to all talent.



$203
Average order value
(Q4 2025)

45%
Returning customer rate

$243,000
Disney corporate gift order

78%
Gross profit margin

$18M
Lifetime revenue

100,000
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Hands-On Leadership and Experimentation

Founders Tal and Dave bring over 20 years of experience in the popcorn industry, beginning with ePopcorn.com in 2003. Popsmith is the culmination of that expertise - a modern, design-forward brand built to delight the next generation of popcorn lovers through innovation and quality.

Instead of outsourcing core functions or hiring large teams, they personally tackled operational challenges, growth strategy, and brand execution, making thoughtful, disciplined bets along the way. Their partnership has become one of Popsmith's greatest strengths.

This willingness to do the work, stay lean, and adapt quickly continues to shape how Popsmith grows: innovative, efficient, and uncompromising on quality.



More Popper Colors, More Sales

Since our last StartEngine raise, Popsmith has accelerated product expansion across our most successful categories.

We expanded our popper lineup from three core colors to nine thoughtfully designed colorways, including our gold-handled poppers launched for the holidays. Each new introduction exceeded expectations, with multiple colorways selling out, validating demand for collectible, design-forward kitchen pieces.



A Growing Lineup of Consumables

We've begun expanding our consumables lineup beyond our original pre-measured popcorn kits. Recent launches include white and yellow kernel pouches, butter-flavored coconut oil, buttery salt, sweet kettle corn mix, and our Choc-O-Pop chocolate powder.

By broadening our consumables offering into new formats and flavors, we're giving customers more ways to enjoy Popsmith while introducing the brand to a much wider audience of popcorn lovers and creating new opportunities for repeat purchases and subscriptions.

Looking ahead to 2026 and beyond we're planning to explore new consumable products like bagged popcorn, custom popcorn buckets, upscale popcorn bowls, seasonings, and artisanal popcorn strains.



Growth & Future Product Roadmap

We believe expansion into retail partners such as Williams Sonoma, Crate & Barrel, Costco, and Sur La Table, along with a growing lineup of consumables, will drive Popsmith's growth in 2026 and beyond. We are building a focused product pipeline designed to bring Popsmith into more kitchens and new usage occasions.

Future products in the development pipeline include:

- Popsmith Lite, a more accessible $99 popper created to welcome more households into the brand without compromising design.

- An American made commercial countertop cabinet popper for high-end bars, churches, country clubs, local theaters and other elevated gathering spaces.

- A premium countertop air popper designed to elevate the category - a design-forward, high-performance take on air popping that feels worthy of leaving out on the counter every day.



Popsmith "Lite" Popper





Cabinet Popper



Countertop Air Popper

*Images are all computer generated of future product lines that are not yet available on the market.

Crafting the Future of Snacks with Award-Winning Innovation

The global popcorn market continues to grow, and we believe Popsmith has earned recognition as a standout brand within it. The global popcorn market is growing, with a value of $21.76 billion in 2024 and projected to reach $36.56 billion by 2032.



Source

In addition to being named one of Oprah's Favorite Things in 2024, Popsmith was highlighted in a full page feature by Bon Appétit in their 2025 Holiday Gift Guide. We've also received honors from Fast Company for Product Innovation by Design, been featured by Refinery29, and recognized by Food & Wine for emerging trends. We've been featured on the Drew Barrymore show, Seth Meyers show, and Good Morning America.